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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Clearant, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
184690 10 5
(CUSIP Number)
Edward T. Schultz
Dreier Stein & Kahan LLP
1620 26th Street, Sixth Floor, North Tower
Santa Monica, CA 90404
(424) 202-6080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	184690 10 5

1	NAMES OF REPORTING PERSONS: ROWLAND W. DAY II, TRUSTEE OF THE DAY FAMILY TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	7	SOLE VOTING POWER:

NUMBER OF		8,116,409

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,116,409

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,116,409*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* Includes 8,000,000 shares of common stock issued with the private placement on April 3, 2007, as well as 116,409 shares previously issued to Rowland W. Day II, as trustee of the Day Family Trust.
**Applicable percentage ownership based upon 134,642,196 shares of common stock issued and outstanding as reported on the Issuer’s Form 10-QSB filed on August 14, 2007.

CUSIP No.	184690 10 5

1	NAMES OF REPORTING PERSONS: ROWLAND W. DAY II ROLLOVER IRA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	N/A

	7	SOLE VOTING POWER:

NUMBER OF		755,419

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		755,419

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	755,419*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Includes 720,000 shares of common stock issued with the private placement on April 3, 2007, as well as 35,419 shares previously issued to the Rowland W. Day II Rollover IRA.
** Applicable percentage ownership based upon 134,642,196 shares of common stock issued and outstanding as reported on the Issuer’s Form 10-QSB filed on August 14, 2007.

CUSIP No.	184690 10 5

1	NAMES OF REPORTING PERSONS: ROWLAND W. DAY II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CALIFORNIA

	7	SOLE VOTING POWER:

NUMBER OF		8,871,828

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,871,828

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,871,828*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Includes 8,720,000 shares of common stock issued with the private placement on April 3, 2007, as well as 151,828 previously issued shares beneficially owned by Mr. Day.
** Applicable percentage ownership based upon 134,642,196 shares of common stock issued and outstanding as reported on the Issuer’s Form 10-QSB filed on August 14, 2007.

CUSIP No. 184690 10 5
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $0.0001 per share of Clearant, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 1801 Avenue of the Stars, Suite 435, Los Angeles, California 90067.
Item 2. Identity and Background
(a) This Schedule 13D is being filed on behalf of Rowland W. Day II, as trustee of the Day Family Trust, the Rowland W. Day II Rollover IRA, and Mr. Rowland W. Day II in his individual capacity (collectively, the “Reporting Persons”).
(b) Mr. Day’s principal business address is 3 Imperial Promenade, Suite 960, Santa Ana, California 92707.
(c) Mr. Day’s principal occupation is as a corporate attorney representing public and private companies. From 2006 to present, Mr. Day has been a sole practitioner.
(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Day is a citizen of the United States.

CUSIP No. 184690 10 5
Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.
Item 3. Source and Amount of Funds or Other Consideration
The purchase price for the 8,720,000 shares of common stock (the “Shares”) issued in the private placement described in Item 4 below and beneficially owned by the Reporting Persons was funded from cash and cash equivalents on hand. The Shares were purchased at a price of $0.025 per Share, for an aggregate purchase price of $218,831.
Item 4. Purpose of Transaction
(a)—(j) The Reporting Persons acquired beneficial ownership of the Shares pursuant to that certain stock purchase agreement, dated April 3, 2007 (the “Purchase Agreement”), by and among Clearant, Inc., a Delaware corporation and the investors identified on the signature pages thereto (the “Investors”), in the form attached hereto as Exhibit 1. Pursuant to the Purchase Agreement, the Issuer agreed to issue approximately 93,720,000 shares of its Common Stock at a price of $0.025 per share in private placements to approximately twenty accredited and institutional investors for aggregate proceeds of approximately $2.3 million. The private placements were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving a public offering.
In addition, the Issuer entered into registration rights agreements with each of the Investors in the form attached hereto as Exhibit 2, pursuant to which the Investors were granted customary demand registration rights obligating the Issuer to use its best efforts to file registration statements covering the purchased shares.
The Purchase Agreement, the registration rights agreements and the information set forth in Items 4 and 6 of this Schedule 13D are hereby incorporated herein by reference.
On April 5, 2007, Rowland W. Day II was appointed to the Board of Directors (the “Board”) of the Issuer.
On June 1, 2007, the Board approved an Amendment to Stock Purchase Agreement (the “Amendment”) negotiated by the Board’s special committee, with the Investors, in the form attached hereto as Exhibit 3. The Amendment releases the Issuer from liability to the Investors for the Issuer’s failures to timely file periodic reports or a registration statement, and from any alleged misrepresentations in connection with the private placement described above in this Item 4. The Amendment also provides the Investors with full ratchet antidilution protection for subsequent sales of common stock at a price lower than paid by the Investors.
Mr. Day acted as counsel, and as attorney-in-fact, for the Investors. As a result of the private placements described above, the Investors have a controlling interest in the Issuer. Mr. Day disclaims any beneficial ownership or control over the Investors’ shares other than his own. Mr. Day disclaims that he is a member of a group. As a director of the Issuer, Mr. Day exercises substantial influence over the Issuer. In addition, Michael Elek, a director of the Issuer, is the nephew of Steven Elek, who is an Investor owning 6,000,000 shares of Issuer’s Common Stock and Michael Elek exercises influence over the Issuer in his capacity as a director. Other than as set forth in this Item 4 and a subsequent issuance of an additional $831.00 in shares to Rowland W. Day II Rollover IRA to correct a miscalculation in connection with its investment pursuant to the private placement, the Reporting Persons do not have any current plans, proposals, or negotiations that relate to paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 184690 10 5
Item 5. Interest in Securities of the Issuer
(a)-(b) The following table sets forth information with respect to the Shares beneficially owned by each person or entity named in Item 2 hereof. Mr. Day has sole voting and investment power with respect to the Shares held by the Reporting Persons.

Name	Number of Shares	Percent Outstanding*

Rowland W. Day II,	8,116,409	6.0%
Trustee of the Day Family Trust

Rowland W. Day II Rollover IRA	755,419	0.6%

Rowland W. Day II	8,871,828	6.6%
(c) The Shares were acquired by the Reporting Persons in connection with a private placement by the Issuer, which is more fully described in Item 4 and which is incorporated herein by reference.
(d) No person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends, or the proceeds of any sale of the Shares.
(e) Not applicable.
The responses of each Reporting Person with respect to Rows 11, 12 and 13 of the applicable cover pages to this Schedule 13D that relate to the aggregate number and percentage of Common Stock held by each such Reporting Person are incorporated herein by reference. The responses of each Reporting Person with respect to Rows 7, 8, 9, and 10 of the applicable cover pages to this Schedule 13D that relate to the number of shares as to which each such Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

* Applicable percentage ownership based upon 134,642,196 shares of common stock issued and outstanding as reported on the Issuer’s Form 10-QSB filed on August 14, 2007.

CUSIP No. 184690 10 5
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described in this Schedule 13D or the exhibits hereto, to the best knowledge of the Reporting Persons, the Reporting Persons presently have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of common stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 Purchase Agreement, dated April 3, 2007*
Exhibit 2 Registration Rights Agreement, dated April 3, 2007*
Exhibit 3 Amendment to Stock Purchase Agreement**

*Incorporated by reference to Issuer’s Current Report on Form 8-K, filed with the SEC on April 4, 2007.
**Incorporated by reference to Issuer’s Current Report on Form 8-K, filed with the SEC on June 1, 2007.

CUSIP No. 184690 10 5
SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 17, 2007	Rowland W. Day II, Trustee of the Day Family Trust

	By:	/s/ Rowland W. Day II

Name: Rowland W. Day II
Its: Trustee

Date: August 17, 2007	Rowland W. Day II Rollover IRA

	By:	/s/ Rowland W. Day II

Name: Rowland W. Day II

Date: August 17, 2007	Rowland W. Day II

	By:	/s/ Rowland W. Day II

Name: Rowland W. Day II